UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Euronet Worldwide, Inc.
                                (Name of Issuer)
                        (Formerly Euronet Services, Inc.)


                     Common Stock, Par Value $0.02 Per Share
                         (Title of Class of Securities)


                                    298736109
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298736109

1.         Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Hungarian-American Enterprise Fund
           13-3564027

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]

3.         SEC Use Only

4.         Citizenship or Place of Organization

           Delaware.

Number of Shares beneficially owned by each reporting person with:

5.         Sole Voting Power:                       678,702

6.         Shared Voting Power:                     None.

7.         Sole Dispositive Power:                  678,702

8.         Shared Dispositive Power:                None.

9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           678,702

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). [ ]

11.        Percent of Class Represented by Amount in Row (9)

           3.2%

12.        Type of Reporting Person (See Instructions)

           CO


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
ITEM 1.

(a)        Name of Issuer:

           Euronet Worldwide, Inc. (formerly Euronet Services, Inc.)

(b)        Address of Issuer's Principal Executive Offices:

           4601 College Boulevard, Suite 300, Leawood, Kansas 66211

ITEM 2.

(a)        Name of Person Filing:

           Hungarian-American Enterprise Fund

(b)        Address of Principal Business Office or, if none, Residence:

           Hungarian-American Enterprise Fund
           One Putnam Avenue
           Greenwich, Connecticut 06830

(c)        Citizenship:

           The Hungarian-American Enterprise Fund is a not-for-profit corporation organized under the laws of the State of Delaware.

(d)        Title of Class of Securities:

           Common Stock, Par Value $0.02 Per Share

(e)        CUSIP Number:

           298736109

ITEM 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
         78c).


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
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)  [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount beneficially owned:

           678,702

(b)        Percent of class:

           3.2%. The foregoing percentage is calculated based upon the 21,271,918 shares of the Common Stock of the Issuer outstanding as of October 31, 2001, as reported by the Issuer on its Form 10-Q/A filed for the quarterly period ended September 30, 2001

(c)        Number of shares as to which the person has:

           (i)       Sole power to vote or to direct the vote:

                     678,702

           (ii)      Shared power to vote or to direct the vote:

                     None


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
           (iii)     Sole power to dispose or to direct the disposition of:

                     678,702

           (iv)      Shared power to dispose or to direct the disposition of:

                     None

Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

ITEM 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

           [X]

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.

ITEM 8.    Identification and Classification of Members of the Group

           Not applicable.

ITEM 9.    Notice of Dissolution of Group

           Not applicable.

ITEM 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 30, 2002



                                  Hungarian-American Enterprise Fund

                                  By: /s/ Paul Bozoki
                                      -------------------------------------
                                      Name: Paul Bozoki
                                      Title: Chief Financial Officer













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